

June 1, 2012

<u>Via E-mail</u>
Richard D. Fairbank
Chairman of the Board, Chief Executive Officer
and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re: Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 8-K/A filed March 15, 2012**
> **Form 8-K/A filed April 27, 2012**
> **File No. 001-13300**

Dear Mr. Fairbank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 8-K/A filed March 15, 2012

Exhibit 99.4 Preliminary Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Preliminary Pro Forma Adjustments

Acquisition Pro Forma Adjustments

1. In your reconciliation of the excess consideration paid by Capital One over HSBC domestic credit card business' net assets acquired ("goodwill"), you disclose HSBC's net assets acquired of $31,227 million. This amount does not agree to HSBC's total stockholders' equity of $31,428 million per the balance sheet. Please revise future filings to reconcile this apparent discrepancy.

2. You describe pro forma adjustment (S) as an adjustment to remove the impact of HSBC's historical allowance for loan losses and to conform the provision expense to the historical net charge-offs in HSBC's domestic credit card business. Please tell us and revise your future filings to explain in more detail how you calculated this adjustment. Tell us the accounting guidance you relied on when determining this adjustment was necessary and appropriate and how you determined that the adjustment was consistent with the requirements of Article 11 of Regulation S-X.

3. You describe pro forma adjustment (T)as an adjustment to increase in the allowance for expected net credit losses on new receivables and the acquired revolving loans of the HSBC's domestic credit card business loan portfolio in excess of the remaining fair value premium arising from purchase accounting. Please tell us in more detail how you calculated this adjustment. Tell us how you determined this adjustment was necessary and appropriate under Article 11.

Form 8-K/A filed April 27, 2012

Exhibit 99.2 Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Pro Forma Adjustments, page 4

4. We note your reconciliation of the bargain purchase gain on page 5. It is unclear from your disclosure how you calculated the $46 million adjustment to your deferred tax asset related to this acquisition. Please revise future filings, as applicable, to disclose in more detail the purpose of this adjustment and how it was calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief